EXHIBIT 99.1

Northern Dynasty: Pebble vehemently pushes back against EPA’s unprecedented preemptive veto action

December 2, 2022 Vancouver – Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE American: NAK) ("Northern Dynasty" or the "Company" or “NDM”) announces John Shively, CEO of its 100%-owned U.S.-based subsidiary Pebble Limited Partnership (“Pebble Partnership” or “PLP”) released the following statement, pushing back against the unprecedented the Environmental Protection Agency (“EPA”) decision to veto mining at the Pebble Project in Southwest Alaska (the “Proposed Project”). The statement, reiterated in full below, read:

“We still firmly believe that the proposed determination should have been withdrawn as it is based on indefensible legal and non-scientific assumptions. The process and the decision have been political from the start, as evidenced by White House Climate Change Advisor Gina McCarthy’s stating in November of 2021 that the administration would shut down the project once and for all while praising the action with a ‘hallelujah.’

“Those who think we can build a green energy economy in this country and stop mining at the same time are living in a fantasy world. I suspect the Chinese are laughing at the U.S. for making it so easy for China to become the ‘OPEC’ of producing minerals critical for the world’s economy. We have witnessed the situation unfolding in Europe which is the direct result of their being dependent on an unfriendly country for essential resources, and yet, for no good reason, the U.S.is heading down a similar path for these critical minerals.

“The EPA has made wildly speculative claims about possible adverse impacts from Pebble’s development that are not supported by any defensible data and are in direct contradiction to the facts validated in the USACE’s Final Environmental Impact Statement (FEIS) for the Pebble Project. The FEIS clearly states that Pebble can be developed without harm to the Bristol Bay fishery. EPA’s speculation about impacts is not the same as demonstrating impacts will occur and is not a valid reason for issuing a veto.

“Congress did not give the EPA broad authority to act as it has in the Pebble case. This is clearly a massive regulatory overreach by the EPA and well outside what Congress intended for the agency when it passed the Clean Water Act. This point was also highlighted in a letter to the EPA signed by 14 states, including Alaska, in September that expressed their deep concern with the precedence this EPA ‘wildcard’ would set.

“Perhaps the most egregious aspect of this entire process is the EPA’s blatant dismissal of, and complete lack of consideration for, the significant economic benefits this project could have for the region and for the state without explanation or justification. The EPA gives short shrift to what hundreds, if not thousands, of jobs could mean for the communities around Iliamna Lake. I know from personal experience what jobs mean for Alaska’s smaller, rural communities and for the Alaska Natives who live there. The Final EIS and subsequent Economic Impact Assessment clearly demonstrate the dramatic impact responsible Pebble development could have for these communities. The benefits are indisputable.

“The state of Alaska is the owner of the world-class Pebble prospect and specifically selected the Pebble area for its mineral potential. If the EPA finalizes its veto and precludes any development on over 300 square miles of Alaska land, it would be violating Alaska’s Statehood Compact and the ‘no-more’ clause of the Alaska National Interest Lands Conservation Act.

“EPA is not only taking significant tax and royalties from the citizens of Alaska but is also taking away contributions to the Permanent Fund and the dividends it provides to our people.

“In addition, EPA gives little to no consideration to the critical role copper will play in our nation’s transition to more renewable sources of power. There are multiple studies and reports that point to a looming supply gap for copper in the decades ahead. Pebble could be a critical source for the copper the nation needs to make this transition.

“Thus, for numerous legal, environmental, technical and economic reasons, the EPA should have withdrawn its actions against Pebble and let the established permitting process function as designed. Our team submitted a thorough and detailed set of comments opposing the EPA’s preemptive veto of Pebble in September, and I encourage all project stakeholders to read them.”

“The EPA is choosing to sterilize the world’s largest undeveloped deposit of much needed copper, gold, silver, molybdenum and rhenium, and this decision cannot stand, because the future of Alaska and the Green Energy Transition is being threatened,” said Ronald Thiessen, Northern Dynasty President and CEO. “So, we will fight for the right of the residents of southwest Alaska to have full-time jobs and a better quality of life; for the future of Alaska as the world transitions away from oil and gas; and for the U.S. as it moves to cleaner sources of energy, which requires substantial increases of domestic copper production for there to be any chance of success. This action is in direct opposition to Alaska Native Claims Settlement Act of 1971 (“ANCSA”) and effectively sterilizes Native Village Corporations lands in the area. This action is not necessary, as the Final Pebble Environmental Impact Statement concluded in 2020 that development of Pebble is not a choice between mining or fishing, rather it’s a process which will allow Alaskans to benefit from both the mine and the fishery.”

“The EPA tried this in 2014 and was forced to settle and allow Pebble to proceed through the normal, well-established permitting process in the United States. This action remains pre-emptive as PLP is currently appealing a negative Record of Decision. The EPA’s decision to proceed with a second bite at the same apple relies on supposition rather than demonstrating that impacts will occur,” Mr. Thiessen continued.

“We believe we will not be alone in the fight against this injustice, and will have more to say about this in the coming days and weeks,” Mr. Thiessen added.

A copy of PLP’s comments to the EPA can be found on the PLP website – www.pebblepartnership.com.

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada. Northern Dynasty's principal asset, owned through its wholly owned Alaska-based U.S. subsidiary, Pebble Limited Partnership, is a 100% interest in a contiguous block of 1,840 mineral claims in Southwest Alaska, including the Pebble deposit, located 200 miles from Anchorage and 125 miles from Bristol Bay. The Pebble Partnership is the proponent of the Pebble Project, an initiative to develop one of the world's most important mineral resources.

For further details on Northern Dynasty and the Pebble Project, please visit the Company's website at www.northerndynastyminerals.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and U.S. public filings at www.sec.gov.

Ronald W. Thiessen

President & CEO

U.S. Media Contact:

Dan Gagnier, Gagnier Communications (646) 569-5897

Forward Looking Information and other Cautionary Factors

This release includes certain statements that may be deemed "forward-looking statements" under the United States Private Securities Litigation Reform Act of 1995 and under applicable provisions of Canadian provincial securities laws. All statements in this release, other than statements of historical facts, which address permitting, development and production for the Pebble Project are forward-looking statements. These include statements regarding (i) the mine plan for the Pebble Project, the financial results of the 2022 PEA, including net present value and internal rates of return, and the ability of the Pebble Partnership to secure the financing to proceed with the development of the Pebble Project, including any stream financing and infrastructure outsourcing, (ii) the social integration of the Pebble Project into the Bristol Bay region and benefits for Alaska, (iii) the timing of the appeal process and the ability to successfully appeal the negative Record of Decision (“ROD”) and secure the issuance of a positive ROD by the USACE, (iv) the political and public support for the permitting process, (v) the ability of the Pebble Project to ultimately secure all required federal and state permits, (vi) future metals prices, including the price of copper, (vii) the right-sizing and de-risking of the Pebble Project, (viii) the design and operating parameters for the Pebble Project mine plan, including projected capital and operating costs, (ix) exploration potential of the Pebble Project, (x) future demand for copper and gold, (xi) the potential addition of partners in the Pebble Project, (xii) if permitting is ultimately secured, the ability to demonstrate that the Pebble Project is commercially viable, (xiii) the EPA’s Proposed Determination process under the Clean Water Act and the impact of this process on the ability of the Pebble Partnership to develop the Pebble Project, and (xiv) the ability and timetable of NDM to develop the Pebble Project. Although NDM believes the expectations expressed in these forward-looking statements are based on reasonable assumptions, such statements should not be in any way be construed as guarantees that the Pebble Project will secure all required government and environmental permits, establish the commercial feasibility of the Pebble Project, achieve the required financing or develop the Pebble Project.

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Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by NDM as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies and such statements should not be in any way be construed as guarantees that the Pebble Project will secure all required government permits, establish the commercial feasibility of the Pebble Project, achieve the required financing or develop the Pebble Project. Such forward looking statements or information related to the 2022 PEA include but are not limited to statements or information with respect to the mined and processed material estimates; the internal rate of return; the annual production; the net present value; the life of mine; the capital costs, operating costs estimated for each of the Proposed Project and three Expansion Scenarios for the Pebble Project; and other costs and payments for the proposed infrastructure for the Pebble Project (including how, when, where and by whom such infrastructure will be constructed or developed); projected metallurgical recoveries; plans for further development, and securing the required permits and licenses for further studies to consider expansion of the operation; and market price of precious and base metals; or other statements that are not statement of fact. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by NDM as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies.

Assumptions used by NDM to develop forward-looking statements include the following assumptions, all of which are subject to risks (i) the Pebble Project will ultimately obtain all required environmental and other permits and all land use and other licenses, (ii) any feasibility studies prepared for the development of the Pebble Project will be positive, (iii) NDM’s estimates of mineral resources will not change, and NDM will be successful in converting mineral resources to mineral reserves, (iv) NDM will be able to establish the commercial feasibility of the Pebble Project, (v) NDM will be able to secure the financing required to develop the Pebble Project, and (vi) any action taken by the EPA in connection with the Proposed Determination will ultimately not be successfully in restricting or prohibiting development of the Pebble Project.

The likelihood of future mining at the Pebble Project is subject to a large number of risks and will require achievement of a number of technical, economic and legal objectives, including (i) the current mine plan may not reflect the ultimate mine plan for the Pebble Project, (ii) obtaining necessary mining and construction permits, licenses and approvals without undue delay, including without delay due to third party opposition or changes in government policies, (iii) finalization of the mine plan for the Pebble Project, (iv) the completion of feasibility studies demonstrating that any Pebble Project mineral resources that can be economically mined, (v) completion of all necessary engineering for mining and processing facilities, (vi) the ability of NDM to secure a partner for the development of the Pebble Project, and (vii) receipt by NDM of significant additional financing to fund these objectives as well as funding mine construction, which financing may not be available to NDM on acceptable terms or on any terms at all. NDM is also subject to the specific risks inherent in the mining business as well as general economic and business conditions, such as the current uncertainties with regard to COVID-19. Investors should also consider the risk factors identified in the 2022 PEA and the Company’s Annual Information Form for the year ended December 31, 2021, as filed on SEDAR and included in the Company’s annual report on Form 40-F filed by the Company with the SEC on EDGAR, and the Company’s Management Discussion and Analysis for the year ended December 31, 2021, and six months ended June 30, 2022, each as filed on SEDAR and EDGAR, for a discussion of the risks that may impact our forward-looking statements.

The National Environment Policy Act Environmental Impact Statement process requires a comprehensive “alternatives assessment” be undertaken to consider a broad range of development alternatives, the final project design and operating parameters for the Pebble Project and associated infrastructure may vary significantly from that currently contemplated. As a result, the Company will continue to consider various development options and no final project design has been selected at this time, and no determination has been made to pursue any of the expansion options identified in the 2022 PEA.

For more information on the Company, Investors should review the Company's filings with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.

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